SEC FILE NUMBER 001-34774

CUSIP NUMBER 12503M108

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CBOE Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

400 South LaSalle Street
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60605
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CBOE Holdings, Inc. (the “Registrant”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2017 (the “Quarterly Report”). As disclosed in the Registrant’s Report on Form 8-K filed with the Commission on February 28, 2017, the Registrant completed its acquisition of Bats Global Markets, Inc. (“Bats”) on February 28, 2017 through the merger of CBOE Corporation, a wholly-owned subsidiary of the Registrant, with and into Bats and the subsequent merger of Bats with and into CBOE V, LLC, a wholly-owned subsidiary of the Registrant, and as a result, Bats became a wholly-owned subsidiary of the Registrant (the “Merger”).  Due to the complexity of certain accounting matters related to the integration of Bats’ financial information into the Registrant’s financial statements in connection with the Merger, the Registrant is unable to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 by the prescribed filing date without unreasonable effort or expense. The Registrant expects to file the Form 10-Q within the 5-day extension period, on or before May 15, 2017.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Alan Dean	(312)	786-5600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously stated, the Registrant completed the Merger in the first quarter of 2017. The Merger will result in changes in the operating results for the quarter ended March 31, 2017 compared to the quarter ended March 31, 2016.  Revenue less cost of revenue increased to $193.4 million, an increase of 35% over the three months ended March 31, 2016.  Total operating expenses increased 163% to $167.3 million. As a result, net income allocated to common stockholders decreased 69% to $15.1 million.

CBOE Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2017	By	/s/ Alan J. Dean
			Name:	Alan J. Dean
			Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).